September 3, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention :	Margaret Sawicki

Re:	UL Solutions Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-281902) Request for Acceleration of Effective Date
Ladies and Gentlemen:
As representatives of the several underwriters of the proposed public offering of the Company’s Class A common stock by the selling stockholder, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 pm (ET) on September 5, 2024, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ Charlie Black
Name: Charlie Black
Title: Managing Director
[Signature Page to Acceleration Request by Underwriters]

J.P. Morgan Securities LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: Managing Director
[Signature Page to Acceleration Request by Underwriters]